

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

J. Matt Simmons, Jr.
Controller and Principal Accounting Officer
BUNGE LTD
50 Main St., 6th Floor
White Plains, NY 10606

      Re: BUNGE LTD
               Form 8-K filed on December 16, 2019
               Exhibit No. 10.1
               File No. 001-16625

Dear Mr. Simmons:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                 Sincerely,

                                 Division of Corporation Finance